Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Qwest Corporation:

        We consent to the use of our reports incorporated by reference herein and to the reference to our firm under the heading "Experts" in the prospectus.

        Our report dated February 8, 2007, with respect to the consolidated balance sheets of Qwest Corporation and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2006 refers to the Company's adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment and the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations.

KPMG LLP
Denver, Colorado November 14, 2007